

August 18, 2011

Via E-mail
Ms. Jennifer Ishiguro
Managing Counsel
Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, CA  90501

> **Re:** **Toyota Motor Credit Corporation**
> **Toyota Leasing, Inc.**
> **Toyota Lease Trust**
> **Registration Statement on Form S-3**
> **Filed July 22, 2011**
> **File No. 333-175744**

Dear Ms. Ishiguro:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering demand notes that will be issued by Toyota Motor Credit Corporation.  Please revise your prospectus supplement to provide bracketed language related to the terms of the demand notes and related risk factor disclosure.

Reallocation History, page S-38

2. Please revise to briefly describe the information you will present in the table.  For instance, provide a brief description of what you mean by "reallocation."  We note your disclosures on pages S-68 and 42 of the base prospectus.

Base Prospectus

The Leases, page 40

3. We note your disclosure on page 42 that dealers are obligated to repurchase any leases that do not meet certain representations and warranties made by a dealer. Please revise to disclose whether those representations and warranties will be incorporated into the underlying transaction agreements for the asset-backed securities. If so, also revise the disclosure that accompanies the table on page S-38 to indicate that the table will include disclosure related to repurchase activity with respect to dealer representations and warranties.

Representations, Warranties and Covenants, page 42

4. We note your disclosure of representations of warranties made by the servicer. Please revise to disclose whether any representations or warranties will be made by the sponsor or depositor. If so, also revise the disclosure that accompanies the table on page S-38 to indicate that the table will include disclosure related to repurchase activity with respect to sponsor or depositor representations and warranties.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at 202-551-3313 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc:     Reed D. Auerbach
        Bingham McCutchen LLP